

02007695

SECURITI... ...MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 36654

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BRILL SECURITIES INC.



RECEIVED
MAR 0 7 2002

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 WEST 57TH STREET - 16TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT B. BROWN 212-957-5700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLASSER & HAIMS, P.C.
(Name — *if individual, state last, first, middle name)*

99 WEST HAWTHORNE AVENUE,	VALLEY STREAM, N.Y.		11580
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ROBERT B. BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRILL SECURITIES, INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Robert B. Brown
Signature

C.E.O.
Title

NICHOLAS B. BROWN
NOTARY PUBLIC, STATE OF NEW YORK
COUNTY OF NEW YORK
REGISTRATION NO. 315067022
EXPIRES 3/17/03
Notary Public
Nicholas B. Brown

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

--oOo--

FINANCIAL STATEMENTS

OF

BRILL SECURITIES, INC.

DECEMBER 31, 2001

--oOo--

GLASSER & HAIMS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

(516) 568-2700

INDEPENDENT AUDITOR'S REPORT

Brill Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Brill Securities, Inc. as of December 31, 2001 and the related statements of income, expenses and retained earnings and the statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Brill Securities, Inc. as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted auditing principles.

Very truly yours,



GLASSER & HAIMS, C.P.A. P.C.

Valley Stream, N.Y.

February 11, 2002

BRILL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

1.	Cash in bank		$ 101,058
2.	Receivables from brokers or dealers		
	A. Clearance account	$ 444,693	
	B. Other	131,536	576,229
4.	Securities owned at market value		
	B. Debt instruments - municipals		77,319
5.	Securities not readily marketable at estimated face market value		47,339
10.	Furniture and equipment (net)		38,436
11.	Other assets		
	Security deposit	$ 55,589	
	Prepaid taxes	51,901	
	Advances receivable	70,316	177,806
12.	TOTAL ASSETS		$1,018,187

LIABILITIES AND OWNERSHIP EQUITY

14.	Payables to brokers and dealers	$ 3
17.	Account payable, accrued liabilities, expenses, and other	130,353
20.	TOTAL LIABILITIES	$ 130,356
24.	TOTAL OWNERSHIP EQUITY	$ 887,831
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	$1,018,187

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

BRILL SECURITIES, INC.
STATEMENT OF INCOME, EXPENSES AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE			
1.	Commissions	$ 4,440,413	
	Floor brokerage	1,845,677	
2.	Gain from trading accounts	603,449	
8.	Other revenue	309,530	
9.	Total revenue		$ 7,199,069
EXPENSES			
10.	Stockholders, officers salaries and employment costs	$ 581,220	
11.	Other employment costs	4,093,142	
12.	Commissions paid to other brokers-dealers	428,890	
13.	Interest expense	637	
14.	Regulatory fees	82,221	
15.	Other expenses	2,032,845	
16.	Total expenses		7,218,955
17.	Net (loss) for the year		$ (19,886)
	Retained earnings - January 1, 2001		623,078
	Retained earnings - December 31, 2001		$ 603,192

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

BRILL SECURITIES, INC.
STATEMENT OF CHANGES IN OWNERSHIP EQUITY
FOR THE PERIOD JANUARY 1, TO DECEMBER 31, 2001

Balance - January 1, 2001	$ 907,717
Net (loss) for year	(19,886)
Balance - December 31, 2001	$ 887,831

BRILL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001
INCREASE (DECREASE) IN CASH POSITIONS

CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss)		$ (19,886)
Non-cash items included in net gain		
Depreciation		1,000
(Increase) decrease in operating assets:		
Receivables from brokers or dealers	$ 123,933	
Securities owned	93,251	
Other assets	(29,836)	
		187,348
Increase (decrease) in operating liabilities		
Payables to brokers or dealers	$ 3	
Accounts payable, accrued liabilities, expenses and other	(28,112)	
		(28,109)
Cash used by operating activities		140,353
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment		(6,339)
Net increase in cash and cash equivalent		134,014
CASH OVERDRAFT - January 1, 2001		(32,956)
CASH - December 31, 2001		$ 101,058

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

BRILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Security transactions and the recognition of the related income and expenses are recorded on a settlement date basis, which is generally three business days after trade date for securities transactions and one day after trade date for option transactions. At December 31, 2001 adjustments were made to record all trading account profit and losses to the last trade date.

Securities in trading accounts are carried at market value.

The corporation depreciates fixed assets under the income tax method. Depreciation on assets acquired subsequent to 1986, after the write-off allowed under I.R.C. Section 179, is under the straight line method over 7 years. Leasehold improvements are amortized over 39 years.

NOTE 2 - STOCKHOLDERS' EQUITY - CAPITAL STOCK

Authorized:
150,000 shs. - common - par value .10
100,000 shs. - preferred - par value .10

Issued:	
10,628 shs. - common	$ 1,062.80
Amount paid in over par value	283,575.92
	$284,638.72
RETAINED EARNING	
Balance - December 31, 2001	603,191.75
	$887,830.47

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The corporation's operations are conducted in leased premises.

The lease at 152 West 57th Street expires December 31, 2006. The rent, exclusive of escalation, for the year ended December 31, 2002 is $190,216, and $760,864 for the balance of the lease.

In addition to the premises at 152 West 57th Street, corporation operates from twenty one branch offices which are maintained by the account executive who operates in each such office. The corporation maintains that it has no liability for any rent for these offices.

The attorneys advise us they have no lawsuits pending against the corporation at this time.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Security Dealers, the firm is subject to rule 15c3-1 of the securities and Exchange Commission with specific uniform minimum net capital firm's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, as defined. At December 31, 2001 the firm's net capital ratio was .21 to 1 and its net capital exceeded requirements by $518,838.

BRILL SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

1.	Total ownership equity		$ 887,659
6.	Deductions		
	A. Non-allowable assets		
	Furniture and equipment	$ 38,436	
	Other assets	177,634	
	Securities	47,339	263,409
8.	Net capital before haircuts		$ 624,250
9.	Haircuts		
	Municipal Bonds (9%)		5,412
10.	Net capital		$ 618,838

COMPUTATION OF BASIC NET CAPITAL

11.	Minimum net capital - 6 2/3% of Line 19	$ 8,734
12.	Basic net capital	$ 100,000
13.	Net capital requirement	$ 100,000
14.	Excess net capital	$ 518,838
15.	Excess net capital @ 1000% -(line 10 less 10% of line 19)	$ 605,802

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total aggregate indebtedness	$ 130,356
19.	Total aggregate indebtedness	$ 130,356
20.	Percentage of aggregate indebtedness to net capital	21%

BRILL SECURITIES, INC.
DECEMBER 31, 2001

COMPUTATION OF DIFFERENCE OF NET CAPITAL
BETWEEN
CORPORATION FOCUS AND AUDITED REPORT

Net capital per corporation's focus	$ 619,562
Adjustments	
Accrued expenses not on books	(863)
Haircut adjustment	138
Rounding adjustment	1
Net capital per audit report	$ 618,838

BRILLL SECURITIES, INC.

DECEMBER 31, 2001

EXEMPTION PROVISION UNDER RULE 15c3-3

Exemption from rule 15c3-3 is claimed under section C(K)(2)(B).

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.
(516) 568-2700

February 11, 2002

BOARD OF DIRECTORS
BRILL SECURITIES, INC.

In planning and performing our audit of the financial statements of BRILL SECURITIES INC. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(k)(2)(b). We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Glasser & Haims CPA, P.C.

GLASSER & HAIMS, CPA, PC
Valley Stream, N.Y.